SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-12454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.
150 West Church Avenue
Maryville, TN 37801

        Exhibit index appears at page 16.  This report contains a total of 18 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Financial Statements

and Supplemental Schedules

Years ended December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

RUBY TUESDAY, INC SALARY DEFERRAL PLAN

Table of Contents

Independent Auditors’ Report

Employee Benefits Committee of
Ruby Tuesday, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP

Louisville, Kentucky
June 25, 2003

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investment at fair value:
Company stock fund	$ 5,309,845	$ 6,872,375
Mutual funds	6,231,432	6,293,832
Money market funds and cash	1,164,396	1,166,866
Loans to participants	445,705	458,112

	13,151,378	14,791,185

Contributions Receivable:
Participant	50,431	56,898
Employers	9,944	8,128

	60,375	65,026

Net assets available for benefits	$ 13,211,753	$ 14,856,211

See accompanying notes to the financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Net investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$ (1,985,694)	$1,239,763
Dividends and interest	150,633	204,268

	(1,835,061)	1,444,031
Administrative expenses	(58,018)	(78,727)

	(1,893,079)	1,365,304

Contributions:
Participants	1,648,312	1,501,502
Employer	243,939	220,389

	1,892,251	1,721,891

Distributions to participants	(1,643,630)	(2,878,370)

Net (decrease) increase	(1,644,458)	208,825

Net assets available for benefits at beginning of year	14,856,211	14,647,386

Net assets available for benefits at end of year	$13,211,753	$14,856,211

See accompanying notes to the financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

      (a) General

The Plan is a voluntary, defined contribution plan covering all full-time employees of Ruby Tuesday, Inc. (the Company). Effective January 1, 2002, employees are eligible to participate in the Plan at six months of service and age twenty-one or older. For the Plan year ended December 31, 2001, employees were eligible to participate in the Plan at one year of service and age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The general administration of the Plan is the responsibility of the Employee Benefits Committee (the Committee) which consists of at least two persons and not more than seven persons appointed by the Board of Directors. Cost of administering the Plan are paid by the Company to the extent not paid by the Trust.

      (b) Contributions

Effective January 1, 2002, participants may contribute between 2% and 50% of their annual compensation as before-tax contributions as defined in the Plan. For the Plan year ended December 31, 2001, participants could contribute between 2% and 10% of their annual compensation as before-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and between 1% and 10% of their annual compensation as after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Company stock fund, eighteen mutual funds and one money market fund as investment options for participants. The Company matches 20% of the employee’s contribution for those employees who have completed at least 3 years of service but fewer than 10 years of service; 30% of the employee’s contribution for those employees who have completed at least 10 years of service but fewer than 20 years; and 40% of the employee’s contribution for those employees who have completed at least 20 years of service. Prior to June 1, 2002, the matching Company contribution was invested directly in Ruby Tuesday, Inc. common stock fund. Effective June 1, 2002, the Ruby Tuesday, Inc. Compensation Committee approved a resolution allowing participants to direct the investment of their entire matching contribution account balance. Contributions are subject to certain limitations.

      (c) Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

      (d) Vesting

Participants are 100% vested in their contributions and respective matching Company contributions plus actual earnings thereon.

      (e) Payment of Benefits

On termination of service due to death, disability, or retirement, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.

      (f) Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account. The interest rate charged is fixed at the time of the loan at the prime rate plus 1%.

(2) Summary of Significant Accounting Policies

      (a) Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

      (b) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America         requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the         reported changes in such net assets available for benefits during the reported period. Actual results may differ from those estimates.

      (c) Investment Valuation and Income Recognition

        Investments in mutual funds are stated at fair value based on quoted redemption values on the last business day of the Plan year. Ruby         Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the closing sales price on the last business day         of the Plan year.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method.

      (d) Plan Expenses

        Administrative expenses of the Plan are paid by the Company to the extent not paid by the Trust.

      (e) Reclassifications

        Certain prior year amounts have been reclassified to conform to the Plan year 2002 presentation.

(3) Investments

The Plan’s investments are held by a trust fund administered by Strong Retirement Plan Services. Effective June 1, 2001, the Board of Directors of the Company changed the custodian from Prudential Retirement Services to UMB, Bank, N.A.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001 are as follows:

	2002	2001
Investments at fair value as determined by quoted market prices:
Company stock fund:
Ruby Tuesday, Inc. common stock *	$5,309,845	$6,872,375
Mutual Funds:
Strong Advisor Small Cap Value Fund	1,314,982	1,230,046
Strong Advisor Bond Fund	1,342,486	1,207,234
Strong Advisor Growth and Income Fund	927,038	1,178,955
Oppenheimer Global Fund	842,847	1,082,705
Barclay Global Index Fund	664,553	785,106
Strong Money Market Fund	1,164,396	1,166,866

        * Included nonparticipant-directed investments prior to June 1, 2002

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(1,985,694) and $1,239,763 during the years ended December 31, 2002 and 2001, respectively, as follows:

	2002	2001
Company stock fund	$(1,003,098)	$1,950,305
Mutual funds	(982,596)	(710,542)

Totals	$(1,985,694)	$1,239,763

As the participant-directed and nonparticipant-directed amounts cannot be separately determined, the Ruby Tuesday, Inc. common stock fund is considered nonparticipant-directed. As of December 31, 2002 and 2001, the Ruby Tuesday, Inc. common stock fund had net assets of $5,309,845 and $6,872,375, respectively. Information about the components of the changes in net assets during the years ended December 31, 2002 and 2001 related to the Ruby Tuesday, Inc. common stock fund are as follows:

	2002	2001
Change in net assets:
Net (depreciation) appreciation	$(1,003,098)	$1,950,305
Dividends and interest	--	13,672
Administrative expenses	(19,124)	(44,698)
Contributions	506,575	574,074
Distributions to participants	(896,267)	(1,586,040)
Net transfers to participant-directed investments	(150,616)	(362,045)

	$(1,562,530)	$545,268

(4) Plan Termination

The Plan may be terminated at any time by the Company’s Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Each participant would receive a proportionate share of the remaining assets, as determined by the individual account balances, on the date of termination.

(5) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(6) Non-Exempt Transactions

There were two unintentional delays by the Company in submitting employee deferrals in the amounts of $2,334 and $585 to the Trustee during 2002. As soon as the delayed contributions were discovered, the Company contributed the employee deferrals to the Plan. In February 2002, the Company remitted lost interest to the Plan of $176 related to the unintentional delay of $2,334 in employee deferrals. The Plan was not reimbursed for lost interest related to the unintentional delay of $585 in employee deferrals as the amount was determined to be negligible.

(7) Transactions with Parties-In-Interest

The Company Stock Fund invests solely in Company stock. At December 31, 2002 and 2001, this fund held 307,105 and 334,259 shares of Company stock, respectively, with market values of $5,309,845 or $17.29 per share and $6,872,375 or $20.56 per share, respectively.

Certain Plan investments are shares of mutual funds managed by Strong Retirement Plan. Strong Retirement Plan Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $58,018 and $78,727 for the years ended December 31, 2002 and 2001, respectively.

Schedule 1

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets Held for Investment Purposes
Form 5500 Schedule H Part IV 4i
EIN: 63-0475239
Plan Number 001
December 31, 2002

Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment	Cost	Current Value

Investments:
Company Stock Fund
Ruby Tuesday, Inc.*	307,105 shares of common stock	$2,934,457	$5,309,845
Mutual Funds:
Strong Advisor Small Cap Fund*	69,282 shares of mutual fund	1,452,609	1,314,982
Strong Advisor Bond Fund*	123,390 shares of mutual fund	1,332,056	1,342,486
Strong Growth and Income Fund*	58,488 shares of mutual fund	1,279,292	927,038
Oppenheimer Global Fund	23,257 shares of mutual fund	1,102,469	842,847
Barclay Global Index Fund	84,764 shares of mutual fund	882,661	664,553
Strong Moderate Portfolio Fund*	32,399 shares of mutual fund	316,069	265,352
Alliance Growth and Income Fund	37,604 shares of mutual fund	129,389	97,770
Strong Opportunity Fund*	5,379 shares of mutual fund	194,204	154,389
Strong Short Term High Yield Bond Fund*	13,966 shares of mutual fund	124,117	116,898
Oppenheimer Quest Balanced Value Fund	6,960 shares of mutual fund	103,561	87,904
Strong Growth 20 Fund*	7,555 shares of mutual fund	104,732	76,985
Strong Conservative Portfolio Fund*	6,824 shares of mutual fund	64,276	58,619
Janus Advisor International Fund	3,202 shares of mutual fund	68,517	58,180
Strong Large Cap Growth Fund*	3,783 shares of mutual fund	78,636	62,458
Strong Aggressive Portfolio Fund*	11,437 shares of mutual fund	98,828	87,951
Strong Advisor Mid Cap Fund*	4,442 shares of mutual fund	49,645	38,647
Invesco Dynamics Fund	1,306 shares of mutual fund	17,647	13,921
Westport Small Cap Fund	1,240 shares of mutual fund	21,736	20,452

Total Mutual Funds		7,420,444	6,231,432

Money Market Fund:
Strong Money Market*	1,164,396 shares of mutual fund	1,164,396	1,164,396
Participant Loans	Prime + 1%	--	445,705

Total Assets Held for Investment Purposes		$11,519,297	$13,151,378

* Represents a party-in-interest

See accompanying independent auditors’ report.

Schedule 2

         RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Reportable Transactions
Form 5500 Schedule H Part IV 4j
EIN: 63-0475239
Plan Number 001
Year ended December 31, 2002

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Individual Transactions in Excess of 5% of Plan Assets
There were no transactions involving nonparticipant-directed investments in excess of 5% of Plan Assets.

Series of Securities Transactions in Excess of 5% of Plan Assets
* Strong Retirement Plan Services	* Ruby Tuesday, Inc. Stock	$ 438,510	$ --	$ 438,510	$ 438,510	$ --

* Strong Retirement Plan Services	* Ruby Tuesday, Inc. Stock	$ --	$ 680,839	$ 285,695	$ 680,839	$ 395,144

Note: This schedule only includes nonparticipant-directed investments for the period from January 1, 2002 through May 31, 2002.

* Represents a party-in-interest

See accompanying independent auditors’ report.

Schedule 3

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Non-Exempt Transactions
Form 5500 Schedule G Part III
EIN: 63-0475239
Plan Number 001
Year ended December 31, 2002

Identity of Party Involved	Relationship	Description of Transaction	Purchase Price	Cost of Asset	Current Value of Asset

Ruby Tuesday, Inc.	Sponsor	Employee deferrals not deposited to Plan in a timely manner	$176	$176	$176

Ruby Tuesday, Inc.	Sponsor	Employee deferrals not deposited to Plan in a timely manner	$--	$--	$--

There were two unintentional delays by the Company in submitting employee deferrals in the amounts of $2,334 and $585 to the Trustee during 2002. In February 2002, the Company remitted lost interest to the Plan of $176 related to the unintentional delay of $2,334 in employee deferrals. The Plan was not reimbursed for lost interest related to the unintentional delay of $585 in employee deferrals as the amount was deemed negligible.

See accompanying independent auditors’ report.

   SIGNATURES

Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Compensation Committee of the Ruby Tuesday, Inc. Salary Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

   RUBY TUESDAY, INC SALARY DEFERRAL PLAN

Date: 6/30/03 BY: /S/ DOLPH VON ARX —————————————— Dolph von Arx Director; Chairman, Compensation Committee

Date: 6/30/03 BY: /S/ MARGUERITE NAMAN DUFFY —————————————— Marguerite Naman Duffy Plan Administrator

Exhibit Index

Exhibit Number	Description	Page Number
23	Consent of KPMG LLP, Independent Auditors, dated June 30, 2003.	17

99	Certification of Plan Administrator pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	18